Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                             cduncan@sprintmail.com
(301) 263-0200 Office                                         (301) 263-0300 Fax





October 7, 2002



U.S. Securities and Exchange commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Burgers By Farfour, Inc.
         Type of Filing Form AW
         File No.333-70868



Burgers By Farfour, Inc., hereby applies for consent to withdraw its Amendment No. 1 to its Registration Statement on file with the Securities and Exchange Commission. Such application is based upon recent discussions with Mr.Donald Rinehart of your office.

Registrant certifies that there has been no sale of any of the registered securities and none of those securities will be sold until the Prospectus is properly filed according to Rule 424(B)(1) of the Securities and Exchange Commission Act of 1933. Thank you for your consideration.



Very truly yours,

/s/ Carl N. Duncan
Carl N. Duncan, Esq.